May 9, 2017

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:    The Allstate Corporation
Form 10-K for Fiscal Year Ended December 31, 2016
Filed on February 17, 2017
File Number: 1-11840

Dear Mr. Rosenberg:

This letter is being submitted in response to the comments set forth in your letter dated April 26, 2017 to Mr. Steven Shebik, Chief Financial Officer of The Allstate Corporation, with respect to the above-referenced filing.

For your convenience, we have set forth the comments in bold typeface, followed by our response.

Notes to Consolidated Financial Statements
Note 8. Reserve for Property-Liability Insurance Claims and Claims Expense, page 167

1.	Please tell us:

•	why you did not disaggregate liability from physical damage for auto insurance in the tables presenting incurred claims and cumulative paid claims for 2012 - 2016

Financial Accounting Standards Board Accounting Standards Update 2015-09, Disclosures about Short Duration Contracts (the “ASU”), effective December 31, 2016, requires expanded disclosures for short-duration insurance contracts to enhance the usefulness of information about an insurer’s claims reserves, including the nature, amount, timing and uncertainty of cash flows related to those liabilities and the effect of those cash flows on the statement of comprehensive income.

Paragraph 944-40-50-4B of the ASU requires annual disclosure of undiscounted information about claims development by accident year, including separate information about incurred and paid claims, both including allocated claim adjustment expenses and net of reinsurance. The disclosure requires presentation of claims development information by accident year for the number of years for which claims incurred typically remain outstanding, but need not exceed 10 years.

Paragraph 944-40-50-4H of the ASU reiterates the objective of the standard to allow users to understand the amount, timing and uncertainty of cash flows arising from claim liabilities. In achieving that objective, the ASU states that an insurance entity shall aggregate or disaggregate the disclosures in paragraphs 944-40-50-4B so that useful information is not obscured by either the inclusion of a large amount of insignificant detail or the aggregation of items that have significantly different characteristics. Paragraph 944-40-50-4B also states that an insurance entity need not provide disclosures about claims development for insignificant categories; however, balances for insignificant categories shall be included in the reconciliation required by paragraph 944-40-50-4C.

In applying the ASU, we considered the primary objective of the ASU together with the requirements of paragraphs 944-40-50-4B and 944-40-50-4H when determining to provide the incurred and paid claims development tables for our auto line of business on a combined basis for liability and physical damage claims and allocated claim adjustment expense reserves. The decision not to present separate claim development tables for liability and physical damage elements of our auto claims reserves relates both to the nature of physical damage claims reserves and their payout profile. Additionally, disclosures we provide in our Form 10-K allow users to understand the amount and timing of both liability and physical damage claims included in the combined auto incurred and paid claims tables.

In the Critical Accounting Estimates section of our Form 10-K (pages 116-120 of our 2016 Form 10-K), we provide users with information about the characteristics of our auto reserves, which taken together with our tabular disclosure of incurred and paid claim development information in the notes to the financial statements, allows users to understand the amount, timing and uncertainty of cash flows related to those reserves and their principal components. Specifically, in the Critical Accounting Estimates on page 116 of our 2016 Form 10-K, we disclose that auto physical damage claims have an average settlement time of less than one year. In addition, on page 119 of our 2016 Form 10-K, we disclose that the typical annual percentage payout of auto reserves (on a combined liability and physical damage basis) for an accident year is 45% in the first year following the accident year, 20% in the second, 15% in the third, 10% in the fourth, and 10% thereafter. Also, we disclose that 80% of our total reserves are attributable to auto injury (i.e., liability) losses.

Based on our existing suite of disclosures for auto claim and claim adjustment expense reserves, we believe users can reasonably discern that the majority of our carried auto claim reserves relate to liability with the remainder attributable to physical damage. Auto physical damage claims are typically reported and paid very quickly as our claim adjusters are decentralized for the purpose of promptly reviewing and settling physical damage claims. As a result, auto physical damage claims have an average settlement time of less than one year. The annual percentage payout of auto reserves on a combined liability and physical damage basis is useful because the first year is representative of substantially all of physical damage losses and a portion of the liability losses while the following years are substantially representative of the payment of liability related losses.

We have provided, for informational purposes, incurred and paid claim statistics for our auto line of business presented separately for liability and physical damage coverages. The requested information corroborates our disclosures stating that incurred physical damage claims are settled in less than one year. Specifically, more than 95% of physical damage claims are settled within one year and the incurred development is immaterial. Moreover, if physical damage reserve development were material it would be discussed as a component of “operating results” and the impacts would be reported in terms of incurred frequency and severity. However, as physical damage carried reserves are immaterial and do not typically experience material development, we do not believe presentation of a separate multi-year development table for auto physical damage claims is warranted. In contrast, we believe the combined auto liability and physical damage claims development tables as provided in our 2016 Form 10-K, together with our supporting suite of disclosures describing the key liability and physical damage components and how they are represented in the development tables, is appropriate to meet the needs of users in assessing the amount, timing and uncertainty of cash flows related to those liabilities. In addition, presentation of auto on a combined basis is consistent with how we manage the business, assess performance, and report results on an external basis. While we have provided the additional information for auto liability and physical damage that you requested, we believe it supports our decision not to separately disclose these components in our 2016 Form 10-K and it is our intention to continue presentation of auto claims development on a combined basis.

•	why you did not provide tables for “other personal lines” and “commercial lines.”

Paragraph 944-40-50-4H reiterates the objective of the ASU which is to provide information to allow users to understand the amount, timing and uncertainty of cash flows arising from the liabilities. In achieving that objective, we provided information for our auto and homeowners reserves representing 78% of our total net reserves and qualitative and quantitative information about our net reserves for Discontinued Lines and Coverages representing another 7% of our total net reserves; thereby providing 85% coverage of our total net reserves as of December 31, 2016. We did not provide incurred and paid claims development tables for Other Personal Lines as that balance represents an accumulation of twenty-two separate coverages, none of which separately account for more than 4% of total net reserves, that have different development characteristics and as a result we do not believe the accumulated incurred and paid information, if presented in separate development tables, would provide useful information to users as it would not be representative of any particular component coverage and would have no interpretive or predictive value.

Paragraph 944-40-50-4B of the ASU states that an insurance entity need not provide disclosures about claims development for insignificant categories; however, balances for insignificant categories shall be included in the reconciliation required by paragraph 944-40-50-4C. Consistent with the requirements of paragraph 944-40-50-4B, we did not provide incurred and paid claims development tables for Commercial Lines which represent approximately 3% of total net reserves; however, we did include the balance in our reconciliation required by paragraph 944-40-50-4C.

Provide us the information that would be provided in the separate tables for auto liability, auto physical damage, other personal lines and commercial lines, if available.

Pro-forma auto liability and auto physical damage incurred and paid claims development tables have been prepared for information purposes and are presented in the attached appendix. We believe the pro-forma information supports our decision not to provide a separate multi-year development table for auto physical damage reserves in our Form 10-K as that information is unnecessary given the basic characteristics of auto physical damage reserves; i.e., their payment in less than one year with insignificant development. We believe the incurred and paid claims development tables for auto on a combined liability and physical damage basis is appropriate when accompanied by supporting information about the characteristics of the reserve components as provided in our Form 10-K.

Pro-forma incurred and paid claims development tables have not been provided for Other Personal Lines as the information for Other Personal Lines would have no interpretive or predictive value as stated above due to the number of different coverages that have been aggregated within this category. In addition, pro-forma incurred and paid claims development tables have not been provided for Commercial Lines, representing only 3% of our total net reserves, which we believe meets the criteria to be considered insignificant pursuant to paragraph 944-40-50-4B of the ASU. The balances for insignificant categories have been included in the reconciliation required by paragraph 944-40-50-4C.

The company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this response letter, please contact Ken Marcotte, Vice President Financial Reporting, at (847) 402-7165 or me at (847) 402-2213.

Very truly yours,

/s/ Samuel H. Pilch

Samuel H. Pilch
Senior Group Vice President and Controller

cc:     Steven E. Shebik, Executive Vice President and Chief Financial Officer
Lisa Vanjoske, Assistant Chief Accountant, Securities and Exchange Commission
Mark Brunhofer, Senior Staff Accountant, Securities and Exchange Commission

Appendix

AS REPORTED IN 2016 FORM 10-K: INCURRED AND PAID CLAIMS DEVELOPMENT - COMBINED AUTO LIABILITY AND PHYSICAL DAMAGE

Auto Insurance

($ in millions, except number of reported claims)	Incurred claims and allocated claim adjustment expenses, net of reinsurance					IBNR reserves plus expected development on reported claims	Cumulative number of reported claims
	For the years ended December 31,					As of December 31, 2016
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Accident year	2012	2013	2014	2015	2016
2012	$11,299	$11,187	$11,079	$11,046	$11,015	$444	5,801,971
2013	—	11,329	11,269	11,273	11,204	888	5,890,375
2014	—	—	12,166	12,220	12,121	1,603	6,335,312
2015	—	—	—	13,521	13,466	2,963	6,754,829
2016	—	—	—	—	14,265	5,896	6,572,689
					$62,071

	Cumulative paid claims and allocated claims adjustment expenses, net of reinsurance
	For the years ended December 31,
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Accident year	2012	2013	2014	2015	2016
2012	$6,818	$8,760	$9,660	$10,251	$10,571
2013	—	6,662	8,826	9,770	10,316
2014	—	—	7,312	9,586	10,518
2015	—	—	—	8,027	10,503
2016	—	—	—	—	8,369
				Total	$50,277
All outstanding liabilities before 2012, net of reinsurance					1,167
Liabilities for claims and claim adjustment expenses, net of reinsurance					$12,961

Average annual percentage payout of incurred claims by age, net of reinsurance, as of December 31, 2016
	1 year	2 years	3 years	4 years	5 years
Auto insurance	60.2%	19.1%	8.0%	5.2%	3.1%

PRO-FORMA, FOR INFORMATIONAL PURPOSES ONLY: INCURRED AND PAID CLAIMS DEVELOPMENT - AUTO LIABILITY AND PHYSICAL DAMAGE PRESENTED SEPARATELY

Auto Insurance - Liability Coverage

($ in millions, except number of reported claims)	Incurred claims and allocated claim adjustment expenses, net of reinsurance					IBNR reserves plus expected development on reported claims	Cumulative number of reported claims
	For the years ended December 31,					As of December 31, 2016
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Accident year	2012	2013	2014	2015	2016
2012	$7,252	$7,194	$7,111	$7,077	$7,043	$443	2,117,327
2013	—	7,441	7,409	7,425	7,367	885	2,113,386
2014	—	—	7,865	7,932	7,858	1,606	2,191,953
2015	—	—	—	8,867	8,787	2,954	2,370,190
2016	—	—	—	—	9,138	5,656	2,297,060
					$40,193

	Cumulative paid claims and allocated claims adjustment expenses, net of reinsurance
	For the years ended December 31,
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Accident year	2012	2013	2014	2015	2016
2012	$2,896	$4,778	$5,687	$6,280	$6,600
2013	—	2,950	4,985	5,936	6,481
2014	—	—	3,171	5,313	6,253
2015	—	—	—	3,522	5,833
2016	—	—	—	—	3,483
				Total	$28,650
All outstanding liabilities before 2012, net of reinsurance					1,160
Liabilities for claims and claim adjustment expenses, net of reinsurance					$12,703

Average annual percentage payout of incurred claims by age, net of reinsurance, as of December 31, 2016
	1 year	2 years	3 years	4 years	5 years
Auto Insurance - Liability Coverage	40.4%	27.5%	12.5%	8.0%	4.8%

Auto Insurance - Physical Damage Coverage

($ in millions, except number of reported claims)	Incurred claims and allocated claim adjustment expenses, net of reinsurance					IBNR reserves plus expected development on reported claims (1)	Cumulative number of reported claims
	For the years ended December 31,					As of December 31, 2016
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Accident year	2012	2013	2014	2015	2016
2012	$4,047	$3,993	$3,968	$3,969	$3,972	$1	3,684,644
2013	—	3,888	3,860	3,848	3,837	3	3,776,989
2014	—	—	4,301	4,288	4,263	(3)	4,143,359
2015	—	—	—	4,654	4,679	9	4,384,639
2016	—	—	—	—	5,127	240	4,275,629
					$21,878

	Cumulative paid claims and allocated claims adjustment expenses, net of reinsurance
	For the years ended December 31,
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Accident year	2012	2013	2014	2015	2016
2012	$3,922	$3,982	$3,973	$3,971	$3,971
2013	—	3,712	3,841	3,834	3,835
2014	—	—	4,141	4,273	4,265
2015	—	—	—	4,505	4,670
2016	—	—	—	—	4,886
				Total	$21,627
All outstanding liabilities before 2012, net of reinsurance					7
Liabilities for claims and claim adjustment expenses, net of reinsurance					$258
______________________________

(1)	Negative IBNR reserves for accident year 2014 are due to salvage and subrogation.

Average annual percentage payout of incurred claims by age, net of reinsurance, as of December 31, 2016
	1 year	2 years	3 years	4 years	5 years
Auto Insurance - Physical Damage Coverage	96.4%	3.6%	(0.2)%	—%	—%

AS REPORTED IN 2016 FORM 10-K: INCURRED AND PAID CLAIMS DEVELOPMENT - HOMEOWNERS

Homeowners Insurance

($ in millions, except number of reported claims)	Incurred claims and allocated claim adjustment expenses, net of reinsurance					IBNR reserves plus expected development on reported claims	Cumulative number of reported claims
	For the years ended December 31,					As of December 31, 2016
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Accident year	2012	2013	2014	2015	2016
2012	$3,833	$3,915	$3,930	$3,913	$3,891	$63	1,003,156
2013	—	3,091	3,163	3,156	3,135	97	682,525
2014	—	—	3,600	3,644	3,646	172	764,101
2015	—	—	—	3,565	3,615	323	717,025
2016	—	—	—	—	3,964	1,020	755,683
					$18,251

	Cumulative paid claims and allocated claims adjustment expenses, net of reinsurance
	For the years ended December 31,
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Accident year	2012	2013	2014	2015	2016
2012	$2,942	$3,606	$3,742	$3,802	$3,828
2013	—	2,283	2,878	2,991	3,038
2014	—	—	2,730	3,358	3,474
2015	—	—	—	2,584	3,293
2016	—	—	—	—	2,944
				Total	$16,577
All outstanding liabilities before 2012, net of reinsurance					187
Liabilities for claims and claim adjustment expenses, net of reinsurance					$1,861

Average annual percentage payout of incurred claims by age, net of reinsurance, as of December 31, 2016
	1 year	2 years	3 years	4 years	5 years
Homeowners insurance	74.2%	19.1%	2.8%	1.4%	0.7%

PRO-FORMA, FOR INFORMATIONAL PURPOSES ONLY: RECONCILIATION - AUTO LIABILITY AND PHYSICAL DAMAGE PRESENTED SEPARATELY

The reconciliation of the net incurred and paid claims development tables above to the reserve for property-liability insurance claims and claims expense in the Consolidated Statement of Financial Position as of December 31, 2016 is as follows:

($ in millions)
Net outstanding liabilities:
Auto insurance - Liability coverage	$12,703
Auto insurance - Physical damage coverage	258
Homeowners insurance	1,861
Other personal lines	1,310
Commercial lines	597
Other business lines	22
Discontinued Lines and Coverages (1)	1,382
Unallocated loss adjustment expenses	933
Net reserve for property-liability insurance claims and claims expense	19,066

Reinsurance recoverable:
Auto insurance - Liability coverage	5,421
Auto insurance - Physical damage coverage	1
Homeowners insurance	9
Other personal lines	212
Commercial lines	21
Other business lines	10
Discontinued Lines and Coverages	508
Unallocated loss adjustment expenses	2
Total reinsurance recoverable	6,184
Gross reserve for property-liability insurance claims and claims expense	$25,250
______________________________

(1)
Discontinued Lines and Coverages includes business in run-off. All of the claims relate to accident years more than 10 years ago. IBNR reserves represent $800 million of the total reserves as of December 31, 2016.